SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2004

SUPERCOM LTD.

Millennium Bldg.
3 Tidhar Street, P.O.B. 2094
Raanana 43665 Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X          Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes                       No     X

SUPERCOM LTD.

Form 6-K

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,		June 30,
	2003		2004
			Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,912		$1,528
Restricted cash deposits	681		434
Short-term deposit	1,196		601
Marketable debt securities	117		-
Trade receivables (net of allowance for doubtful accounts of $ 3,333 as of December 31, 2003 and June 30, 2004)	1,808*	)	1,798
Other accounts receivable and prepaid expenses	680		879
Inventories	3,236		2,836

Total current assets	9,630		8,076

LONG-TERM INVESTMENTS:
Long term trade receivables	364*	)	305
Investment in an affiliate and others	275		275
Severance pay fund	333		356

	972		936

PROPERTY AND EQUIPMENT, NET	1,676		1,886

OTHER ASSETS	156		134

	$12,434		$11,032

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

3

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2003	2004
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$2,131	$1,741
Trade payables	1,085	1,033
Employees and payroll accruals	161	192
Accrued expenses and other liabilities	822	660

Total current liabilities	4,199	3,626

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	187	185
Accrued severance pay	436	465

Total long-term liabilities	623	650

SHAREHOLDERS' EQUITY:
Share capital: Ordinary shares of NIS 0.01 par value -
Authorized: 26,500,000 shares at December 31, 2003 and June 30, 2004; Issued and outstanding: 12,906,872 and 12,966,872 shares at December 31, 2003 and June 30, 2004, respectively	40	41
Additional paid-in capital	25,814	25,856
Deferred stock compensation	-	(14)
Receipt on account of shares	-	775
Accumulated deficit	(18,242)	(19,902)

Total shareholders' equity	7,612	6,756

	$12,434	$11,032

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2003	2004	2003	2004
	Unaudited
Revenues	$3,905	$2,484	$1,021	$1,173
Cost of revenues	1,504	1,564	447	738

Gross profit	2,401	920	574	435

Operating expenses:
Research and development	465	377	229	183
Selling and marketing	1,547	1,129	260	572
General and administrative	939	944	438	441

Total operating expenses	2,951	2,450	927	1,196

Operating loss	550	1,530	353	761
Financial expenses, net	146	77	131	70
Other expenses, net	41	53	11	49

Net loss	$737	$1,660	$495	$880

Basic and diluted net loss per share	$(0.06)	$(0.13)	$(0.04)	$(0.07)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,706,339	12,949,070	12,706,339	12,966,872

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2003	2004	2003	2004
	Unaudited
Cash flows from operating activities:
Net loss	$(737)	$(1,660)	$(495)	$(880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	189	167	93	81
Accrued severance pay, net	10	6	9	(3)
Amortization of deferred stock compensation	26	5	1	1
Decrease (increase) in trade receivables	(1,649)	69	(165)	(126)
Decrease (increase) in other accounts receivable and prepaid expenses	76	(199)	(206)	(314)
Decrease (increase) in inventories	246	330	(199)	50
Increase (decrease) in trade payables	294	(52)	436	187
Increase (decrease) in employees and payroll accruals	42	56	25	(15)
Increase (decrease) in accrued expenses and other liabilities	603	(162)	(52)	207
Loss from sale of Marketable Securities	-	7	-	7
Others	6	-	6	2

Net cash used in operating activities	(894)	(1,433)	(547)	(803)

Cash flows from investing activities:
Proceeds from sale of property and equipment	1	-	1	-
Purchase of property and equipment	(31)	(257)	(13)	(100)
Purchase of other asset	-	(28)	-	(28)
Investment in short-term deposit	(791)	595	-	604
Proceeds from redemption of marketable debt securities	335	110	-	2
Restricted cash deposits	(15)	247	(7)	(63)

Net cash provided by (used in) investing activities	(501)	667	(19)	415

Cash flows from financing activities:
Short-term bank credit, net	768	(555)	583	(212)
Proceeds from long-term loan	167	400	167	400
Issuance expenses related to conversion of loan into shares	-	(1)	-	-
Proceeds from payable on account of shares	-	775	-	775
Principal payment of long-term loan	(175)	(237)	(87)	(119)

Net cash provided by (used in) financing activities	760	382	663	844

Decrease in cash and cash equivalents	(635)	(384)	97	456
Cash and cash equivalents at the beginning of the period	4,567	1,912	3,835	1,072

Cash and cash equivalents at the end of the period	$3,932	$1,528	$3,932	$1,528

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$37	$69	$13	$29

Supplemental disclosure of non-cash investing activities:
Transfer of inventory to property and equipment	$-	$70	$-	$-

Conversion of loan to ordinary shares	$-	$25	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.

By: /s/ Eyal Tuchman
Eyal Tuchman
Chief Financial Officer

Date: September 29, 2004

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated September 29, 2004

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